UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number 001-15144

TELUS CORPORATION

(Translation of registrant’s name into English)

23rd Floor, 510 West Georgia Street

Vancouver, British Columbia V6B 0M3

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Incorporation by Reference

Exhibits 99.1 and 99.4 to this report on Form 6-K is specifically incorporated by reference into the registration statement on Form F-10 (File No. 333-224895), the registration statement on Form F-3 (File No. 333-186874) and the registration statements on Form S-8 (File Nos. 333-181463 and 333-125486), of TELUS Corporation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/Andrea Wood
Name: Andrea Wood
Title: Chief Legal and Governance Officer

Date: April 5, 2019

Exhibit Index

Exhibit Number	Description of Document

99.1	TELUS Corporation Notice of annual general meeting and information circular dated March13, 2019

99.2	Notice & access notification to shareholders (notice & access document)

99.3	Form of proxy — common shareholders (registered)

99.4	Shareholder Rights Plan Agreement dated March 13, 2019 between TELUS Corporation and Computershare Trust Company of Canada

99.5	Restricted Share Unit Plan of TELUS Corporation, amended as of February 13, 2019

99.6	Performance Share Unit Plan of TELUS Corporation, amended as of February 13, 2019